Exhibit 99.3

Psyence BioMed Signs LOI with Southern Star Research to Expand Phase IIb Clinical Trial in Australia

New partnership strengthens Psyence BioMed’s global clinical trial capabilities, accelerating the development of psilocybin-assisted therapy for adjustment disorder

NEW YORK, April 8, 2025 — Psyence BioMed (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced the signing of a Letter of Intent (LOI) with Southern Star Research Pty Ltd, a premier Australian contract research organization (CRO). This collaboration will accelerate Psyence BioMed’s ongoing Phase IIb psilocybin clinical trial in Australia, which focuses on adjustment disorder in patients diagnosed with cancer.

Adjustment disorder ranks as the seventh most frequently diagnosed psychiatric condition globally, affecting millions of people who currently have no FDA-approved pharmaceutical treatment.

The engagement of a new CRO represents a pivotal step in optimizing Psyence BioMed’s clinical trial, enabling collaboration with a broader national oncology and mental health network to accelerate the Phase II clinical trial timeline. Southern Star Research’s scale and capabilities will support the next phase of the Company’s clinical development plan. Psyence BioMed thanks iNGENū CRO for their contribution to the protocol design, ethics approval and site activation. To ensure continuity and operational efficiency, Psyence BioMed is coordinating a seamless handover of trial management responsibilities to Southern Star Research as it moves forward with its clinical programs.

“Southern Star Research’s state-of-the-art operations, with its advanced infrastructure, national network within Oncology and Mental health, as well as in-depth knowledge of the Australian clinical trial environment will enhance patient recruitment and support efficient trial execution,” said Dr. Neil Maresky, CEO of Psyence BioMed. “Their expertise and dedication to clinical excellence make them a strong partner in our mission to develop innovative therapies that address the urgent mental health needs of patients with adjustment disorder.”

Dr David Lloyd, Managing Director and Co-Founder of Southern Star Research, expressed enthusiasm for the collaboration, stating: “We are excited to collaborate with Psyence BioMed on the expansion of their Phase IIb clinical trial. This partnership represents a significant step in our long-term commitment to advancing novel psychedelic-assisted therapies for mental health conditions such as adjustment disorder, an area with an enormous unmet need. Our talented team is dedicated to supporting the development of pioneering treatments, and we look forward to contributing to the success of this important clinical trial and many more in the future.”

Psyence BioMed senior leadership will discuss the new agreement during the Company’s corporate webinar on Thursday, April 10, 2025, at 12:00 PM EST.

To register, please visit: https://psyencebiomed.com/corporate-webinar_april2025/

About Southern Star Research Pty Ltd

Southern Star Research Pty Ltd is an Australian full-service CRO specializing in providing clinical trial services for biotechnology and pharmaceutical companies. With a strong focus on quality and partnership. Southern Star Research is dedicated to advancing clinical research and helping bring innovative therapies to patients.

About Psyence BioMed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. Psyence is dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com
Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the handover and progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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